# ARETE WEALTH MANAGEMENT LLC
# FINANCIAL STATEMENT
# DECEMBER 31, 2025

| OMB APPROVAL |
|---|
| OMB Number: 3235-0123<br>Expires: Nov. 30, 2026<br>Estimated average burden<br>hours per response: 12 |

| SEC FILE NUMBER |
|---|
| 8-53489 |

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**Washington, D.C. 20549**

# ANNUAL REPORTS
# FORM X-17A-5
# PART III

**FACING PAGE**
**Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934**

FILING FOR THE PERIOD BEGINNING 01/01/2025 (MM/DD/YY) AND ENDING 12/31/2025 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Arete Wealth Management, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1115 W Fulton Market, 3rd Floor
(No. and Street)

| Chicago | IL | 60607 |
|---|---|---|
| (City) | (State) | (Zip Code) |

PERSON TO CONTACT WITH REGARD TO THIS FILING

| David C Hock | 312-940-3684 | David.Hock@AreteWealth.com |
|---|---|---|
| (Name) | (Area Code – Telephone Number) | (Email Address) |

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

CBIZ
(Name – if individual, state last, first, and middle name)

| Nine Parkway North, Suite 200 | Deerfield | Il | 60015 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

| | 688 |
|---|---|
| (Date of Registration with PCAOB)(if applicable) | (PCAOB Registration Number, if applicable) |

**FOR OFFICIAL USE ONLY**

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, Joshua Rogers, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Arete Wealth Management, LLC, as of 12/31, 25, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

HEIDI COLBY FLANAGAN
Official Seal
Notary Public - State of Illinois
My Commission Expires Aug 24, 2026

Signature: [signature]

Title:
CEO

[signature]
Notary Public

**This filing** contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

# ARETE WEALTH MANAGEMENT LLC
## TABLE OF CONTENTS
### DECEMBER 31, 2025



CBIZ CPAs P.C.

Nine Parkway North
Suite 200
Deerfield, IL 60015

P: 847.282.6300

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member of
Arete Wealth Management LLC

### Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Arete Wealth Management LLC (the "Company") as of December 31, 2025 and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2025 in conformity with accounting principles generally accepted in the United States of America.

### Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

*CBIZ CPAs P.C.*

We have served as the Company's auditor since 2019 (such date takes into account the acquisition of the attest business of Marcum LLP by CBIZ CPAs P.C. effective November 1, 2024).

Deerfield, Illinois
March 20, 2026

# ARETE WEALTH MANAGEMENT LLC

## STATEMENT OF FINANCIAL CONDITION

### December 31, 2025

#### Assets

| Assets | | |
|---|---|---|
| Cash | $ | 4,815,405 |
| Deposits with clearing brokers | | 325,000 |
| Due from clearing firm | | 1,810,684 |
| Commissions receivable | | 1,272,245 |
| Prepaid expenses | | 308,345 |
| Total Assets | $ | 8,531,679 |

#### Liabilities and Member's Equity

| Liabilities | | |
|---|---|---|
| Accounts payable | $ | 47,444 |
| Commissions payable | | 2,690,087 |
| Settlement payables and accruals | | 225,000 |
| Deferred incentive fees | | 2,048,238 |
| Total Liabilities | | 5,010,769 |
| | | |
| Member's Equity | | 3,520,910 |
| | | |
| Total Liabilities and Member's Equity | $ | 8,531,679 |

See Notes to Financial Statement

**ARETE WEALTH MANAGEMENT LLC**
**NOTES TO FINANCIAL STATEMENT**
**DECEMBER 31, 2025**

## NOTE 1 – NATURE OF OPERATIONS

Arete Wealth Management LLC (the "Company") is a registered securities broker-dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is a wholly owned subsidiary of Arete Wealth, Inc. ("Parent"), a Delaware holding company specializing in financial service company management. The Company was organized on January 20, 1998, and is headquartered in Chicago, Illinois.

The Company is a non-custodial broker or dealer providing services in private placements, sales of equity and fixed income securities, mutual funds, variable annuities, and other registered products via subscription way basis.

## NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The financial statements have been prepared in conformity with the accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities and reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from those estimates.

Deposits with clearing brokers:

In accordance with the clearing agreements, all the Company's property held by the clearing brokers including, but not limited to, securities, deposits, monies and receivables, are used as collateral to secure the Company's liabilities and obligations to the clearing brokers. As of December 31, 2025, the Company has a total of $325,000 on deposit which is reflected in the statement of financial condition.

Due from clearing broker:

The Company clears customer transactions through Pershing LLC, a register broker-dealer, on a fully disclosed basis. The net amount receivable from Pershing represents cash on hand, commissions receivable, and amounts payable for transaction costs on unsettled securities trades.

Financial Instruments with Off-Balance Sheet Risk and Concentration of Credit Risk

Customer transactions are introduced to and cleared through the Company's clearing broker, Pershing, on a fully disclosed basis. Under the terms of its clearing agreement, the Company is required to guarantee the performance of its customers in meeting contracted obligations.

## NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

### Financial Instruments with Off-Balance Sheet Risk and Concentration of Credit Risk (Continued)

Such transactions may expose the Company to significant off-balance sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. The Company's trades are settled daily between the clearing organization and the Company. Because of this daily settlement, the amount of unsettled credit exposures is limited to the amount owed the Company for a very short period of time. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. The Company does not anticipate nonperformance by customers or counterparties in these situations.

The Company maintains its cash in bank and broker accounts which, at times, may exceed federally insured limits. As of December 31, 2025, the Company has uninsured balances of approximately $4,730,000. Management believes that the Company is not exposed to any significant credit risk on cash.

### Commissions receivable

Commissions receivables represent amounts primarily relating to private placement, variable annuity, managing broker-dealer and wholesale consulting transactions. The Company regularly monitors outstanding receivables and performs an assessment of collectability. No allowance for credit losses was deemed necessary by management as of December 31, 2025.

### Deferred incentive fees

In June 2024, the Company entered into a 10-year extension of its clearing contract with BNY Pershing and received a Net New Assets incentive payment of $2,409,692. The incentive payment is amortized on a straight-line basis over the term of the clearing contract. As of December 31, 2025, the Company had deferred incentive fees of $2,048,238 on the statement of financial condition.

### Income Taxes

The Company is a limited liability company wholly owned by its Parent and is treated as a disregarded entity for federal and state income tax purposes. Accordingly, the Company is not subject to federal or state income taxes, and no provision for income taxes or deferred tax assets or liabilities has been recorded in the accompanying financial statements. Instead, the Company's taxable income or loss is included in the income tax returns of its Parent.

**NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)**

Income Taxes (Continued)

The Company adopted ASU 2023-09, Income Taxes: Improvement to Income Tax Disclosures, which amends the income tax disclosures by requiring (1) consistent categories and greater disaggregation of information in the rate reconciliation and (2) income taxes paid disaggregated by jurisdiction. It also includes certain other amendments to improve the effectiveness of income tax disclosures. The Company adopted this ASU on a prospective basis effective January 1, 2025. The adoption of this pronouncement did not have a material impact on the Company's financial statements.

In accordance with the guidance in ASC 740, management evaluates uncertain tax positions and recognizes a tax benefit only if it is more likely than not that the position will be sustained upon examination by the relevant taxing authorities. Management has evaluated the Company's tax positions and concluded that there are no material uncertain tax positions requiring recognition or disclosure in the accompanying financial statements.

The Company's tax filings remain subject to examination by federal and state taxing authorities for tax years beginning in 2023 and thereafter. Management is not currently aware of any pending or threatened examinations.

Financial Instruments – Credit Losses

The Company accounts for estimated credit losses on financial assets measured at an amortized cost basis and certain off-balance sheet credit exposures in accordance with FASB ASC 326-20, Financial instruments – Credit Losses. FASB ASC 326-20 requires the Company to estimate expected credit losses over the life of its financial assets and certain off-balance sheet exposures as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts. The Company records the estimate of expected credit losses as an allowance for credit losses. The Company estimates expected credit losses on receivables over the life of the financial assets as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts.

Segment Reporting

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, including agency transactions, investment banking, revenue from underwriting, and variable insurance. The Company has identified its Chief Executive Officer as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company.

## NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Segment Reporting (Continued)

Additionally, the CODM uses excess net capital (see Note 3), which is not a measure of profit and loss, to make operating decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. Segment assets can be found on the statement of financial condition.

## NOTE 3 – NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to regulatory net capital, both as defined, shall not exceed a 15-to-1 ratio. Rule 15c3-1 also provides that equity capital may not be withdrawn, or cash dividends paid, if the resulting net capital ratio exceeds 10-to-1.

As of December 31, 2025, the Company had net capital as computed under Rule 15c3-1 of the SEC of $2,928,564, which was $2,731,062 in excess of its required minimum net capital of $197,502. The Company's aggregate indebtedness to net capital ratio was 1.01 to 1.

## NOTE 4 – RELATED PARTY TRANSACTIONS

Per the terms of an expense sharing agreement, the parent company pays general expenses related to office space, salaries and insurance and allocates a portion of those expenses to the Company. Expense sharing fees accrued and paid to the parent company were $2,880,000 for the year ended December 31, 2025.

The Company has errors and omissions insurance through an insurance company, an affiliate through common ownership. For the year ended December 31, 2025, the Company received insurance proceeds from the related party insurance company of $435,953.

## NOTE 5 – COMMITMENTS AND CONTINGENCIES

The Company is periodically subject to examination of its operations by various regulatory agencies. There are no routine examinations currently in progress.

The Company is a defendant or respondent in various pending and threatened arbitrations, administrative proceedings and lawsuits seeking compensatory damages. One of the lawsuits against the Company is a class-action lawsuit in which the Company is one of 76 broker-dealer defendants asserting an unspecified amount of damages. Claim amounts are infrequently indicative of the actual amounts the Company will be liable for, if any.

**NOTE 5 – COMMITMENTS AND CONTINGENCIES (CONTINUED)**

Many of these claimants also seek, in addition to compensatory damages, punitive or treble damages, and all seek interest, costs and fees. These matters arise in the normal course of business. The Company intends to vigorously defend itself in these actions, but the ultimate outcome of these matters cannot be determined at this time.

The Company has an ongoing matter with the SEC regarding charges for certain recordkeeping violations.

As of December 31, 2025, the Company had open claims ranging from unspecified damages up to $1 million and approximately $2.1 million in aggregate. The Company has accrued $225,000 for these matters, which is included in settlement payables and accruals on the statement of financial condition. Subsequent to December 31, 2025, the Company settled three of these matters totaling $65,000.